Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2006	2007	2008	2009	2010
Earnings (loss)
Pre-tax loss	$(112,668)	$(3,502)	$(31,905)	$(19,606)	$(30,350)
Total fixed charges	$29,634	$41,932	$65,534	$52,759	$45,365
Total income (loss) before fixed charges	$(83,034)	$38,430	$33,629	$33,153	$15,015

Fixed Charges
Interest expenses	$28,970	$41,397	$65,373	$52,627	$45,128
Assumed interest attributable to rentals	$664	$535	$161	$132	$237
Total fixed charges	$29,634	$41,932	$65,534	$52,759	$45,365
Deficiency of earnings available to cover fixed charges	$112,668	$3,502	$31,905	$19,606	$30,350
Ratio of earnings available to cover fixed charges	n/a	n/a	n/a	n/a	n/a